Rachel Jones

QUALIFICATIONS

Systems: Microsoft: Office (strong Word and Excel skills), PowerPoint, Publisher, Outlook, QuickBooks, Adobe: PageMaker, Illustrator, Acrobat, Photoshop, PetExec

Experience: Public speaking, training of humans and canines, project management, resource allocation, document control and revision, internal/external customer satisfaction, vendor relations, presentation production, technical writing, event planning, desktop publishing, print production.

Personal abilities: attention to details, follow through, problem solving, able to build strong interpersonal relationships, self-challenging, high level thinking skills, goal oriented, externally aware, efficient multi-tasking.

EMPLOYMENT

2011-Present   Owner, K-9 Divine Dog Ranch
Authored and implemented business startup for free-range canine daycare and boarding, generating over $1 Million in sales annually. Operated a transportation service to pick up dogs in Washington, DC and bring them to our facility in Southern Maryland. Trained both canines and humans, analyzed canine behavior, directed day-to-day business activities.

2003-2011   Owner, K-9 Divine Training, Daycare and boarding
Owned and operated a dog training business, with in-home and group training sessions. Provided dog daycare and boarding in my home in downtown Washington, DC and at my farm in Harwood, MD. Implemented a van service to pick up dogs in DC and bring them to our farm in Harwood, MD. Managed staff and directed day-to-day business activities.

1999-2003   Translation Unit Manager, Westat
Sole manager for all the foreign language translation needs of a large research company. Project manager and Spanish-English translator and editor for large government projects such as the U.S. Census, the National Health and Nutrition Examination Survey, and HPV Vaccine Clinical Trials.

1998-1999   Project Manager, ASET
Project manager for foreign language translations of technical manuals, legal documents, marketing materials and scientific research. Hired and supervised translators and editors, proofread all work and supervised graphic design work.

EDUCATION   Bachelor of Science, Georgetown University, Washington, DC
Graduated 1998 cum laude, Spanish

Certified Professional Dog Trainer, Certification Council for Professional Dog Trainers
Certified Canine Good Citizen Evaluator, American Kennel Club